SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                         3 October 2005

                                                    SkyePharma PLC ("the Company")
                                                Notification of Interests of Directors

The Company was informed on 30 September 2005 by Sir Michael Beavis,  a Non-executive  Director of SkyePharma PLC, that on 30 September
2005 he purchased  100,000  Ordinary  Shares in the Company at a price of 40 pence per share.  The shares are registered in the name of
Dunlaw Nominees  Limited.  As a result of the transaction Sir Michael now has a beneficial  interest in 310,297  Ordinary Shares in the
Company.

The Company was informed on 3 October 2005 by Dr David  Ebsworth,  a  Non-executive  Director of SkyePharma PLC, that on 3 October 2005 he  purchased  25,000  Ordinary  Shares in the  Company at a price of 42 pence per share.  The  shares  are  registered  in the name of
Buckmoore Nominees Limited.  As a result of the transaction Dr Ebsworth now has a beneficial  interest in 90,000 Ordinary Shares in the
Company.

                                                               - ends -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   October 3, 2005